Exhibit 99.1

PRESS RELEASE

SMX and Tradepro Advance “Material Efficiency” in

Plastics Recycling

Integrating molecular traceability into recycled plastics to deliver transparent, auditable, and regulatory-ready reporting—to bridge the recycled content gap, lower costs for American companies, and empower new generations of consumers to choose sustainable products.

New York / Miami, FL – 1 October 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, and Tradepro Inc., a U.S.-based leader in plastics recycling and distribution, today announced a strategic collaboration to accelerate the adoption of sustainable plastics across multiple applications. By combining SMX’s molecular traceability platform with Tradepro’s extensive recycling and distribution network, the two companies aim to deliver a new level of material efficiency and supply chain reliability to the U.S. plastics market.

Bridging the Recycled Content Gap

The collaboration is designed to bridge the demand gap for recycled content across a wide spectrum of plastics—not limited to PET—ensuring U.S. companies can access verifiable recycled materials for packaging, manufacturing, and consumer goods. With SMX’s molecular markers embedded at the material level, brand owners, regulators, and auditors would gain trusted, auditable data on recycled content percentages and product origin.

Unlocking Efficiency and Reducing Foreign Dependency

Beyond sustainability, the collaboration is being positioned as a cost-saving and efficiency driver for American companies. By enabling localized sourcing and transparent verification of recycled materials, Tradepro and SMX are looking to help reduce reliance on imported chemicals and materials, while cutting transportation costs tied to overseas and inland supply chains. This is expected to create a stronger, more resilient U.S. plastics ecosystem.

Meeting Consumer Expectations

With a significant cross-section of the U.S. population placing a premium on sustainable product choices, the collaboration is expected to create an industry standout opportunity. By delivering plastics that are digitally certified for recycled content and origin, Tradepro and SMX’s collaboration would enable American consumers to make confident, sustainability-driven purchasing decisions—supporting a new generation’s demand for authenticity and accountability.

Key Outcomes of the Collaboration

●	FDA Compliance: SMX’s molecular marker was integrated into Tradepro’s rPET resin in line with FDA regulations for Food Contact Substances (21 CFR), confirming its industrial applicability for food-grade packaging.

●	End-to-End Durability: The marker was consistently detected across all process stages—resin, compounding, and final bottle production—proving its durability and reliability.

●	Non-Destructive Verification: Using SMX’s proprietary reader, marked rPET was identified and traced post-production without altering product performance or appearance.

●	Quantitative Accuracy: SMX technology accurately detected varying recycled-content percentages in Tradepro’s rPET, providing a robust quality and compliance tool for the supply chain.

●	Digital Certification: The system is designed to enable Tradepro to authenticate origin, quantify recycled content in real time, and deliver auditable reports to regulators, auditors, brand owners, and customers.

1

PRESS RELEASE

Steven Schmutter, President of Tradepro Inc., said:

“For more than 35 years, Tradepro has supplied recycled plastics to industries worldwide. Partnering with SMX allows us to take the next step—delivering not only high-quality recycled materials but also the verified data that American companies and consumers are asking for. Together, we are expanding recycled content into new applications and building a more efficient, reliable U.S. market for sustainable plastics.”

Haggai Alon, CEO & Founder of SMX, added:

“This partnership is about more than traceability—it’s about efficiency. By embedding molecular identity into recycled plastics and pairing it with a digital certification platform, we’re enabling American companies to cut costs, reduce foreign dependency, and meet the expectations of younger generations who want sustainable products. This is how material efficiency becomes a competitive advantage.”

Driving a New Industry Standard

By embedding traceability at the molecular level and linking it to a secure blockchain record, SMX and Tradepro are laying the groundwork for a new industry reporting standard—one built on verifiable data rather than self-declaration. This aligns with the U.S. Environmental Protection Agency’s “Sustainable Management of Plastics” program and responds to growing demands for transparent, auditable circularity practices.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About Tradepro Inc.

For over 35 years, Tradepro Inc. has been a trusted partner in the plastics recycling industry. Expected for 2025, Tradepro Inc. will procure and distribute over 90,000 metric tons of recycled plastic materials. Tradepro Inc. specialize in the procurement and distribution of plastic raw materials. Their foundation is built on unwavering reliability. They are driven to consistently deliver the highest quality recycled materials to their global customer base. Tradepro Inc. envision a world where resources are valued, ethically sourced, and repurposed towards a cleaner, greener planet of tomorrow.

2

PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects and collaborations with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

3